EXHIBIT 2

Financial Statements

Oncolytics Biotech Inc.
December 31, 2005 and 2004

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying financial statements have been properly prepared with reasonable limits of materiality and within the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer will certify to the our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson Brad Thompson, PhD Chairman, President and CEO	/s/ Doug Ball Doug Ball, CA Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of
Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada February 8, 2006	/s/ Ernst & Young LLP Chartered Accountants

Oncolytics Biotech Inc.

BALANCE SHEETS

As at December 31

	2005 $	2004 $

ASSETS
Current
Cash and cash equivalents	3,511,357	12,408,516
Short-term investments	36,894,810	21,510,707
Accounts receivable	47,390	47,767
Prepaid expenses	540,368	250,365

	40,993,925	34,217,355

Capital assets [note 4]	189,863	261,688

Intellectual property [note 5]	5,110,538	4,997,598

Investments [notes 7 and 8]	—	12,000

	46,294,326	39,488,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,692,481	949,258

Alberta Heritage Foundation loan [note 6]	150,000	150,000

Commitments and contingency [notes 9 and 10]

Shareholders’ equity
Share capital [note 11]
Authorized: unlimited
Issued: 36,236,748 (2004 - 31,915,496)	84,341,212	66,643,325
Warrants [note 11]	4,429,932	3,347,630
Contributed surplus [notes 2,7, 12 and 13]	6,413,243	6,349,139
Deficit	(50,732,542)	(37,950,711)

	44,451,845	38,389,383

	46,294,326	39,488,641

See accompanying notes

On behalf of the Board:	/s/ Brad Thompson Director	/s/ Doug Ball Director

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

For the periods ended December 31

	2005 $	2004 $	2003 $	Cumulative from inception on April 2, 1998 to December 31, 2005 $

Revenue
Rights revenue	—	—	—	310,000
Interest income	783,456	699,757	313,305	3,569,196

	783,456	699,757	313,305	3,879,196

Expenses
Research and development [note 10]	9,308,977	7,107,998	2,818,962	32,835,505
Operating	3,084,897	2,803,669	2,449,478	13,090,691
Stock based compensation [note 12]	64,104	2,668,570	996,707	3,762,099
Foreign exchange loss	253,608	358,068	2,881	613,578
Amortization - intellectual property	786,459	686,717	594,353	3,162,791
Amortization - capital assets	69,532	65,039	69,171	355,046

	13,567,577	13,690,061	6,931,552	53,819,710

Loss before the following:	12,784,121	12,990,304	6,618,247	49,940,514

Gain on sale of BCY LifeSciences Inc. [note 8]	(765)	(34,185)	(264,453)	(299,403)

Loss on sale of Transition Therapeutics Inc. [note 8]	—	—	2,156,685	2,156,685

Loss before taxes	12,783,356	12,956,119	8,510,479	51,797,796

Capital tax (recovery)	(1,525)	—	33,552	49,746

Future income tax recovery [note 15]	—	—	—	(1,115,000)

Net loss for the year	12,781,831	12,956,119	8,544,031	50,732,542

Deficit, beginning of year	37,950,711	24,994,592	16,450,561	—

Deficit, end of year	50,732,542	37,950,711	24,994,592	50,732,542

Basic and diluted loss per share [note 14]	(0.39)	(0.45)	(0.35)

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the periods ended December 31

	2005 $	2004 $	2003 $	Cumulative from inception on April 2, 1998 to December 31, 2005 $

OPERATING ACTIVITIES
Net loss for the year	(12,781,831)	(12,956,119)	(8,544,031)	(50,732,542)
Deduct non-cash items
Amortization - intellectual property	786,459	686,717	594,353	3,162,791
Amortization - capital assets	69,532	65,039	69,171	355,046
Stock based compensation [note 12]	64,104	2,668,570	996,707	3,762,099
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685	2,156,685
Other non-cash items [note 19]	224,508	379,895	(261,572)	(773,148)
Net changes in non-cash working
capital [note 19]	584,766	(69,065)	(489,051)	1,092,999

Cash used in operating activities	(11,052,462)	(9,224,963)	(5,477,738)	(40,976,070)

INVESTING ACTIVITIES
Intellectual property	(1,033,035)	(958,809)	(1,045,869)	(4,656,670)
Capital assets	(61,309)	(15,230)	(50,729)	(587,511)
Purchase of short-term investments	(22,195,253)	(6,777,179)	(18,111,608)	(47,084,040)
Redemption of short-term investments	6,656,746	3,114,000	—	9,770,746
Investment in BCY LifeSciences Inc.	7,965	133,609	450,151	464,602
Investment in Transition Therapeutics Inc.	—	—	2,552,695	2,532,343

Cash used in investing activities	(16,624,886)	(4,503,609)	(16,205,360)	(39,560,530)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and
warrants	3,384,787	8,121,296	700,882	14,967,068
Proceeds from private placements	15,395,402	6,223,763	9,844,700	38,137,385
Proceeds from public offerings	—	9,150,902	5,459,399	30,793,504

Cash provided by financing activities	18,780,189	23,495,961	16,004,981	84,047,957

Increase (decrease) in cash and cash equivalents
during the period	(8,897,159)	9,767,389	(5,678,117)	3,511,357

Cash and cash equivalents, beginning of the
period	12,408,516	2,641,127	8,319,244	—

Cash and cash equivalents, end of the period	3,511,357	12,408,516	2,641,127	3,511,357

Cash interest received	993,097	459,757	187,843

Cash taxes paid (net)	—	—	1,552

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

1.    INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.    BASIS OF FINANCIAL STATEMENT PRESENTATION

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders [note 7]. As a result, SYNSORB no longer has any ownership in the Company.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 20. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with the Company’s bank including interest bearing deposits earning an average interest rate of 2.9% (2004 – 2.26%).

Short-term investments

Short-term investments consisting primarily of bankers’ acceptances, treasury bills and bonds and are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than two years at the time of purchase, and are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture Medical equipment Computer equipment Leasehold improvements	20% 20% 30% Straight line over the term of the lease

Intellectual property

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life (currently estimated to be ten years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

Investments

Investments are accounted for at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock option plan

The Company has one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

Stock based compensation

Officers, Directors and Employees
Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 12). The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis. Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

	2005 $	2004 $	2003 $

Reported net loss	12,781,831	12,956,119	8,544,031
Compensation expense	983	4,425	46,533

Pro forma net loss	12,782,814	12,960,544	8,590,564

Reported basic and diluted net loss per share	(0.39)	(0.45)	(0.35)

Pro forma basic and diluted net loss per share	(0.39)	(0.45)	(0.35)

As this policy has been applied prospectively, comparative information has not been restated.

Non-employees
Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

Newly Adopted Canadian Accounting Standards

GAAP Hierarchy and General Standards of Financial Statement Presentation

In 2005, the Company adopted the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of this standard had no impact on the financial position or results of operations of the Company.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Future Changes in Accounting Policy

Non-monetary Transactions

In 2006, the Company will prospectively adopt the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The Company does not expect this standard to have a significant impact on its financial statements upon adoption.

Financial Instruments

On January 1, 2007, the Company will prospectively adopt the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require the Company to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders’ equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. The Company does not expect these standards to have a significant impact on its financial statements upon adoption as the Company’s short-term investments will be classified as held-to-maturity securities.

4.    CAPITAL ASSETS

	2005

	Cost	Accumulated Amortization	Net Book Value

Medical equipment	30,201	7,178	23,023
Office equipment	27,869	17,627	10,242
Office furniture	91,080	49,840	41,240
Computer equipment	167,111	84,561	82,550
Leasehold improvements	117,333	84,525	32,808

	433,594	243,731	189,863

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

	2004

	Cost	Accumulated Amortization	Net Book Value

Medical equipment	191,502	82,498	109,004
Office equipment	29,576	16,163	13,413
Office furniture	88,788	43,046	45,742
Computer equipment	126,322	66,205	60,117
Leasehold improvements	96,636	63,224	33,412

	532,824	271,136	261,688

In 2005, the Company donated the medical equipment used in its Canadian glioma clinical trial to the clinical trial site. The amount of the donation was $66,069 and equates to the net book value of the medical equipment donated. This amount has been recorded as a clinical trial cost within research and development expenses.

5.    INTELLECTUAL PROPERTY

	2005

	Cost	Accumulated Amortization	Net Book Value

Intellectual property	8,273,328	3,162,790	5,110,538

	2004

	Cost	Accumulated Amortization	Net Book Value

Intellectual property	7,373,742	2,376,144	4,997,598

6.    ALBERTA HERITAGE FOUNDATION LOAN

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

7.    RELATED PARTY TRANSACTIONS

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.

8.    INVESTMENTS

On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After this transaction and the transaction described in note 7, the Company held a total of 2,394,445 BCY shares. During 2005, the Company sold 120,000 (2004 – 697,945; 2003 – 1,496,500) of its BCY shares for net cash proceeds of $7,965 (2004 – $133,609; 2003 – $450,151) recording a gain on sale of investment of $765 (2004 – $34,185; 2003 – $264,453). As at December 31, 2005, the Company’s remaining ownership in BCY was 80,000 common shares with a book value $4,800. These common shares will be released from escrow in February 2006; consequently the remaining investment in BCY has been reclassified as a short term investment. The warrants expired out of the money.

On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from treasury. The investment was recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares at the time of acquisition. On June 6, 2003, the Company sold all of its 6,890,000 common shares of TTH for net cash proceeds of $2,552,695 recording a loss on sale of investment of $2,156,685.

9.    COMMITMENTS

The Company is committed to payments totaling $1,138,000 during 2006 for activities related to its clinical trial program and collaborations.

The Company is committed to monthly rental payments (excluding the Company’s portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

10.    CONTINGENCY

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2005, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

11.    SHARE CAPITAL

Authorized:

Unlimited number of common shares

Issued:	Shares		Warrants

	Number	Amount $	Number	Amount $

Balance, December 31, 1998	2,145,300	4	—	—

Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private
placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private
placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue
costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase
warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—

Issued on exercise of stock options and warrants
	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private
placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of
$998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—

Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—

Issued on exercise of stock options	40,000	34,000	—	—

Issued on acquisition of the interest in Transition
Therapeutics Inc. [note 8]	1,913,889	4,689,028	—	—

Issued for cash pursuant to December 11, 2002 private
placement (f)	1,000,000	1,896,714	550,000	114,286

Share issue costs	—	(241,123)	—	—

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Issued:	Shares		Warrants

	Number	Amount $	Number	Amount $

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286

Issued for cash pursuant to February 10, 2003 private
placement (g)	140,000	265,540	77,000	16,000

Issued for cash pursuant to June 19, 2003 private
placement (h)	2,120,000	5,912,113	1,272,000	543,287

Issued for cash pursuant to August 21, 2003 private
placement (i)	1,363,900	3,801,778	813,533	349,176

Issued for cash pursuant to October 14, 2003 public
offering (j)	1,200,000	5,528,972	720,000	617,428

Exercise of options	64,700	149,615	—	—

Exercise of warrants	174,378	593,194	(174,378)	(41,927)

Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250

Issued for cash pursuant to April 7, 2004 private
placement(k)	1,077,100	5,924,050	646,260	1,028,631

Issued for cash pursuant to pursuant to November 23, 2004
public offering(l)	1,504,000	8,693,120	864,800	1,521,672

Issued pursuant to cancellation of contingent
payment [note 10]	21,459	150,000	—	—

Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)

Expired warrants	—	2,827	(6,700)	(2,827)

Exercise of options	197,500	778,951	—	—

Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Issued for cash pursuant to December 29, 2005 private
placement(m)	3,200,000	14,176,000	1,920,000	2,908,800

Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)

Expired warrants	—	1,496,514	(1,219,288)	(1,496,514)

Exercise of options	350,000	297,500	—	—

Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005	36,236,748	84,341,212	2,784,800	4,429,932

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

$95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)	Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $ 1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

(m)	Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, the Company issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the Company’s outstanding warrants as at December 31, 2005:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)

$ 4.00	768,972	—	768,972	—	—	—
$ 5.00	45,558	—	2,280	43,278	—	—
$ 5.65	—	320,000	—	—	320,000	3.00
$ 6.15	—	1,600,000	—	—	1,600,000	3.00
$ 6.25	529,750	—	—	529,750	—	—
$ 7.00	107,710	—	—	107,710	—	—
$ 7.06	112,800	—	—	—	112,800	0.40
$ 7.75	538,550	—	—	538,550	—	—
$ 8.00	752,000	—	—	—	752,000	1.90

	2,855,340	1,920,000	771,252	1,219,288	2,784,800	2.60

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

12.    STOCK BASED COMPENSATION

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2005		2004

	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $

Outstanding at beginning of year	3,805,550	4.39	2,800,800	3.81
Granted during year	200,000	3.18	1,202,250	5.63
Cancelled during year	(21,000)	—	—	—
Exercised during year	(350,000)	0.85	(197,500)	3.77

Outstanding at end of year	3,634,550	4.66	3,805,550	4.39

Options exercisable at end of year	3,387,050	4.77	3,717,050	4.41

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $

$0.75 - $1.00	632,550	3.8	0.85	632,550	0.85
$1.65 - $2.37	281,000	6.9	1.85	246,000	1.87
$2.70 - $3.33	678,750	7.9	3.10	478,750	3.06
$4.00 - $5.00	1,190,750	8.7	4.89	1,178,250	4.89
$6.77 - $9.76	708,500	6.2	8.66	708,500	8.66
$12.15 - $13.50	143,000	4.8	12.63	143,000	12.63

	3,634,550	6.4	4.66	3,387,050	4.77

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,662,461 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $43,886 (2004 – $2,537,088; 2003 – $812,711) and $20,218 (2004 – $131,482; 2003 – $102,466) respectively with an offsetting credit to contributed surplus.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2005	2004	2003

Risk-free interest rate	3.27%	2.83%	3.09%
Expected hold period to exercise	3.5 years	2 years	2 years
Volatility in the price of the Company's shares	64%	71%	69%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$ 1.51	$ 2.26	$ 1.47

In 2002, the Company granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $2.31 based on the weighted average trading price for the ten trading days prior to the exercise. The Company accounted for this transaction with a non-employee at fair value determined using the Black-Scholes model. The related compensation expense recorded in 2003 was $81,530, with an offsetting credit to contributed surplus. During 2005, these share incentive rights were surrendered. In accordance with generally accepted accounting principles, no credit to expense was recorded as a result of the surrender.

13.    CONTRIBUTED SURPLUS

The following table summarizes the change in contributed surplus for the period ending December 31:

	2005	2004

Balance, beginning of year	6,349,139	3,699,425

Stock based compensation	64,104	2,683,869

Exercise of stock options	—	(34,155)

Balance end of year	6,413,243	6,349,139

14.    LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2005 of 32,804,540 (2004 – 29,028,391; 2003 – 24,242,845). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

15.    INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2005 $	2004 $	2003 $

Loss before taxes	(12,783,356)	(12,956,119)	(8,510,479)
Statutory Canadian corporate tax rate	33.60%	33.87%	36.75%
Anticipated tax recovery	(4,295,208)	(4,388,238)	(3,127,601)
Non-taxable portion of net capital loss (gain)	(129)	(16,717)	347,698
Employee stock based compensation	21,539	903,845	366,290
Cancellation of contingent payment obligation settled
in common shares	—	50,805	—
Change in tax rate	102,309	242,119	272,506
Tax return adjustment	78,995	(43,509)	—
Non-deductible expenses	8,113	8,976	9,739
Change in valuation allowance (a)	4,084,381	3,242,719	2,131,368

Future income tax recovery	—	—	—

(a)	As of December 31, 2005, the Company has non-capital losses for income tax purposes of approximately $34,176,000, which are available for application against future taxable income and expire in 2006 ($663,000) 2007 ($1,033,000), 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000), 2014 ($9,075,000) and 2015 ($11,541,000) . In addition to the loss carry forward amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $8,170,000 and $1,997,000 respectively as at December 31, 2005 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.

The components of the Company’s future income tax asset are as follows:

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

	2005 $	2004 $

Non-capital loss carryforwards	11,483,387	8,010,356
Scientific research and development	2,745,133	2,113,447
Investment tax credits	1,997,300	1,721,119
Net capital loss carryforwards	283,822	283,627
Undepreciated capital costs in excess of book value of capital assets and
intellectual property	325,377	22,269
Share issue costs	772,133	683,239
Valuation allowance	(17,607,152)	(12,834,057)

Future tax asset	—	—

16.    INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.

There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

17.    FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable, and the Alberta Heritage Foundation loan. As at December 31, 2005, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company mitigates its exposure to credit risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Interest rate risk
The Company has exposure to interest income risk through its short-term investments in fixed-income securities that are sensitive to interest rate fluctuations.

Foreign exchange risk
The Company purchases goods and services denominated primarily in Canadian, U.S. and UK currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.

18.    ECONOMIC DEPENDENCE

The Company contracts the production and currently receives its supplies of REOLYSIN® from one toll manufacturer based in the United Kingdom. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this toll manufacturer has the potential to delay the progress of the Company’s clinical trial program. Management is aware of and is taking actions to minimize this exposure.

19.    ADDITIONAL CASH FLOW DISCLOSURE

Net Change In Non-Cash Working Capital

	2005 $	2004 $	2003 $	Cumulative from inception on April 2, 1998 to December 31, 2005

Change in:
Accounts receivable	377	16,457	(15,688)	(47,390)
Prepaid expenses	(290,003)	(93,528)	(79,679)	(540,368)
Accounts payable and accrued liabilities	743,223	64,330	(378,192)	1,692,481

Change in non-cash working capital	453,597	(12,741)	(473,559)	1,104,723
Net change associated with investing activities	131,169	(56,324)	(15,492)	(11,724)

Net change associated with operating activities	584,766	(69,065)	(489,051)	1,092,999

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Other Non-Cash Items

	2005 $	2004 $	2003 $	Cumulative from inception on April 2, 1998 to December 31, 2005

Foreign exchange loss	159,204	264,080	2,881	425,186
Donation of medical equipment [note 4]	66,069	—	—	66,069
Gain on sale of BCY LifeSciences Inc.	(765)	(34,185)	(264,453)	(299,403)
Cancellation of contingent payment obligation
settled in common shares [note 10]	—	150,000	—	150,000
Future income tax recovery	—	—	—	(1,115,000)

	224,508	379,895	(261,572)	(773,148)

20.    RECONCILIATION OF CANADIAN GAAP TO US GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

		Year Ended December 31			Cumulative from inception on April 2, 1998 to December 31, 2005
	Notes $	2005 $	2004 $	2003 $	$

Net loss - Canadian GAAP		12,781,831	12,956,119	8,544,031	50,732,542
Amortization of intellectual
property	(1)	(361,500)	(361,500)	(361,500)	(2,349,750)
Future income tax recovery	(1)	—	—	—	1,115,000

Net loss - US GAAP		12,420,331	12,594,619	8,182,531	49,497,792

Unrealized loss (gain) on
available-for-sale securities	(2)	—	—	(45,715)	2,423,699

Reclassification of unrealized
gain (loss) on available-for-sale
securities	(2)	—	45,715	(2,469,414)	(2,423,699)

Comprehensive loss - US GAAP		12,420,331	12,640,334	5,667,402	49,497,792

Basic and diluted loss per common
share - US GAAP		(0.38)	(0.43)	(0.34)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2005		December 31, 2004

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Intellectual property	(1)	5,110,538	3,845,288	4,997,598	3,370,848
Investments	(2)	—	—	12,000	12,000
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	6,413,243	3,913,243	6,349,139	3,849,139
Deficit	(1)	50,732,542	49,497,792	37,950,711	37,077,461
Other comprehensive loss (income)	(2)	—	—	—	—

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

1.	“Push-Down”Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under US GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for US GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Unrealized Gains and Losses on Investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income or loss and reported as a separate component of shareholders’ equity net of related deferred income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Under Canadian GAAP, these securities are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted subsequent to this date.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for US GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

The following additional pro-forma disclosure would be provided under US GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001

Risk free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

		2005 $	2004 $	2003 $

	Pro forma - Canadian
Net Loss	GAAP	12,782,814	12,960,544	8,590,564

	As reported - US GAAP	12,420,331	12,594,619	8,182,531
	Pro forma - US GAAP	12,421,314	12,599,044	8,236,440

Basic and diluted net loss	Pro forma - Canadian
per common share	GAAP ($/share)	(0.39)	(0.45)	(0.35)

	As reported - US GAAP	(0.38)	(0.43)	(0.34)
	Pro forma - US GAAP
	($/share)	(0.38)	(0.43)	(0.34)

Additional Stock Based Payment Disclosure

As at December 31, 2005, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $5,595,845 and $5,058,570, respectively. The total intrinsic value of the options exercised in 2005 was $1,223,400 (2004 – 1,253,014; and 2003 – 195,715).

A summary of the Company’s non-vested shares as of December 31, 2005 and changes during the year ended December 31, 2005 is as follows:

	2005

	Stock Options	Weighted Average Grant Date Fair Value $

Non-vested at beginning of year	88,500	1.06
Granted during year	200,000	1.51
Vested during year	(41,000)	1.45
Forfeited during year	—	—

Non-vested at end of year	247,500	1.36

As of December 31, 2005, there was $335,750 of total unrecognized compensation costs related to non-vested stock options granted under the Company’s stock option plan. This cost is expected to be recognized over a weighted average period of 2.12 years. The total fair value of shares vested during the years ended December 31, 2005, 2004 and 2003 was $59,630, $8,250 and $nil, respectively.

The Company issues shares from treasury to satisfy any exercises of stock options.

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

21.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.